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                             December 13, 2022

       Lawrence Fey
       Chief Financial Officer
       Vivid Seats Inc.
       111 N. Canal Street
       Suite 800
       Chicago, IL 60606

                                                        Re: Vivid Seats Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-40926

       Dear Lawrence Fey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our Business Model, page 37

   1. We note your disclosure that you derive a portion of your revenues from referral fees by offering event ticket
insurance to ticket buyers, using a third-party insurance provider.
                                                        Please tell us the
amounts of revenue you recognized from such referral fees in each of the last three fiscal years
and latest interim period.
       Consolidated Statements of Cash Flows, page 60

   2. We note your supplemental disclosure of paid-in-kind interest incurred on the May 2020
                                                        First Lien Loan in 2020
and 2021 and your repayment of the loan in 2021. Please tell us how you classified the
payment of previously deferred interest in your 2021 statement of cash flows. Please
refer to ASC 230-10-45-15b and 17d.
 Lawrence Fey
Vivid Seats Inc.
December 13, 2022
Page 2
Notes to the Consolidated Financial Statements
Note 21. Loss Per Share, page 93

3. Please tell us, and consider revising to disclose, how you compute loss attributable to redeemable noncontrolling interests and net loss to class A common stockholders - basic.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameLawrence Fey                               Sincerely,
Comapany NameVivid Seats Inc.
                                                             Division of
Corporation Finance
December 13, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName